UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4)*


                         Seaman Furniture Company, Inc.
                     ---------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
                     ---------------------------------------
                         (Title of Class of Securities)


                                        812163103
                     ---------------------------------------
                                  (CUSIP Number)


                 Fred M. Stone, Esq., M.D. Sass Associates, Inc.
                 1185 Avenue of the Americas, New York, NY 10036
                     ---------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               September 25, 1996
                     ---------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.  812163103                                         Page 2 of 19 Pages

1    NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
M.D. Sass Re/Enterprise Partners, L.P.
1185 Avenue of the Americas, New York, New York  10036

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)       (b)

3    SEC USE ONLY


4    SOURCE OF FUNDS*
     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF 7    SOLE VOTING POWER
               1,360,865 (1)
SHARES
BENEFICIALLY
OWNED BY  8    SHARED VOTING POWER
               - 0 -
EACH
REPORTING
PERSON    9    SOLE DISPOSITIVE POWER
               1,360,865 (1)

WITH 10   SHARED DISPOSITIVE POWER
          - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,360,865 (1)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     29.99%

14   TYPE OF REPORTING PERSON *
     PN

(1) Voting and dispositive power is exercised through its managing general partner, M.D. Sass Associates, Inc.

                                  SCHEDULE 13D

CUSIP NO.  812163103

1    NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
M.D. Sass Associates, Inc.
1185 Avenue of the Americas, New York, New York  10036

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)       (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF 7    SOLE VOTING POWER
               1,360,865 (1)
SHARES
BENEFICIALLY
OWNED BY  8    SHARED VOTING POWER
               - 0 -
EACH
REPORTING
PERSON    9    SOLE DISPOSITIVE POWER
               1,360,865 (1)

WITH 10   SHARED DISPOSITIVE POWER
          - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,360,865 (1)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     29.99%

14   TYPE OF REPORTING PERSON *
     CO

(1) Voting and dispositive power is exercised solely in its capacity as managing general partner of M.D. Sass Re/Enterprise Partners, L.P.

                                  SCHEDULE 13D

CUSIP NO.  812163103

1    NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
M.D. Sass Parallax Partners, L.P.
1185 Avenue of the Americas, New York, New York  10036

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)       (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF 7    SOLE VOTING POWER
               34,916 (1)
SHARES
BENEFICIALLY
OWNED BY  8    SHARED VOTING POWER
               - 0
EACH
REPORTING
PERSON    9    SOLE DISPOSITIVE POWER
               34,916 (1)

WITH      10   SHARED DISPOSITIVE POWER
               -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     34,916 (1)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.77%

14   TYPE OF REPORTING PERSON *
     PN

 (1) Voting and dispositive power is exercised through its sole general partner, M.D. Sass GPU Inc.

                                  SCHEDULE 13D

CUSIP NO.  812163103

1    NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
M.D. Sass GPU Inc.
1185 Avenue of the Americas, New York, New York  10036

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)       (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF 7    SOLE VOTING POWER
               34,916 (1)
SHARES
BENEFICIALLY
OWNED BY  8    SHARED VOTING POWER
               - 0 -
EACH
REPORTING
PERSON    9    SOLE DISPOSITIVE POWER
               34,916 (1)
WITH 10   SHARED DISPOSITIVE POWER
          - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     34,916 (1)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.77%
14   TYPE OF REPORTING PERSON *
     CO

 (1) Voting and dispositive power is exercised solely in its capacity as sole general partner of M.D. Sass Parallax Partners, L.P.

                                  SCHEDULE 13D

CUSIP NO.  812163103

1    NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
M.D. Sass Associates, Inc. Employees Profit Sharing Plan
1185 Avenue of the Americas, New York, New York  10036

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)       (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     New York

NUMBER OF 7    SOLE VOTING POWER
               23,075
SHARES
BENEFICIALLY
OWNED BY  8    SHARED VOTING POWER
               - 0 -
EACH
REPORTING
PERSON    9    SOLE DISPOSITIVE POWER
               23,075

WITH      10   SHARED DISPOSITIVE POWER
               - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     23,075

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.51%

14   TYPE OF REPORTING PERSON *
     EP

                                  SCHEDULE 13D

CUSIP NO.  812163103

1    NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
M.D. Sass Re/Enterprise International, Ltd.
Citco Building, Wickhams Cay, P.O. Box 662, Road Town, Tortola,
British Virgin Islands

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)       (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     British Virgin Islands

NUMBER OF 7    SOLE VOTING POWER
               157,231 (1)
SHARES
BENEFICIALLY
OWNED BY  8    SHARED VOTING POWER
               - 0 -
EACH
REPORTING
PERSON    9    SOLE DISPOSITIVE POWER
               157,231 (1)

WITH      10   SHARED DISPOSITIVE POWER
               - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     157,231 (1)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.47%
14   TYPE OF REPORTING PERSON *
     CO

(1) Voting and dispositive power is exercised through its investment advisor, M.D. Sass Management, Inc.

                                  SCHEDULE 13D

CUSIP NO.  812163103

1    NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
M.D. Sass Management, Inc.
1185 Avenue of the Americas, New York, New York  10036

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)       (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF 7    SOLE VOTING POWER
               157,231 (1)
SHARES
BENEFICIALLY
OWNED BY  8    SHARED VOTING POWER
               - 0 -
EACH
REPORTING
PERSON    9    SOLE DISPOSITIVE POWER
               157,231 (1)

WITH      10   SHARED DISPOSITIVE POWER
               - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     157,231 (1)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.47%

14   TYPE OF REPORTING PERSON *
     CO

(1) Voting and dispositive power is exercised solely in its capacity as investment manager of M.D. Sass Re/Enterprise International, Inc.

                                  SCHEDULE 13D

CUSIP NO.  812163103

1    NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
J.B. Rubin Defined Contribution Plan
M.D. Sass Associates, Inc., 1185 Avenue of the Americas, New York, New York
10036

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)       (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     New York

NUMBER OF 7    SOLE VOTING POWER
               1,450 (1)
SHARES
BENEFICIALLY
OWNED BY  8    SHARED VOTING POWER
               - 0 -
EACH
REPORTING
PERSON    9    SOLE DISPOSITIVE POWER
               1,450 (1)

WITH      10   SHARED DISPOSITIVE POWER
               - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,450 (1)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.03%

14   TYPE OF REPORTING PERSON *
     00

 (1) Voting and dispositive power is exercised through its trustee, James B. Rubin.

                                  SCHEDULE 13D

CUSIP NO.  812163103

1    NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Corporate Renaissance Group, Inc.
1185 Avenue of the Americas, New York, New York  10036

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)       (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF 7    SOLE VOTING POWER
               148,824 (1)
SHARES
BENEFICIALLY
OWNED BY  8    SHARED VOTING POWER
               - 0 -
EACH
REPORTING
PERSON    9    SOLE DISPOSITIVE POWER
               148,824 (1)

WITH      10   SHARED DISPOSITIVE POWER
               - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     148,824 (1)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.28%

14   TYPE OF REPORTING PERSON *
     CO

(1) Voting and dispositive power is exercised through its investment manager, M.D. Sass Investors Services, Inc.

                                  SCHEDULE 13D

CUSIP NO.  812163103

1    NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
M.D. Sass Investors Services, Inc.
1185 Avenue of the Americas, New York, New York  10036

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)       (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF 7    SOLE VOTING POWER
               85,547 (1)
SHARES
BENEFICIALLY
OWNED BY  8    SHARED VOTING POWER
               - 0 -
EACH
REPORTING
PERSON    9    SOLE DISPOSITIVE POWER
               85,547 (1)

WITH      10   SHARED DISPOSITIVE POWER
               - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     85,547 (1)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.88%

14   TYPE OF REPORTING PERSON *
     CO

(1) Voting and dispositive power is exercised solely in its capacity as investment adviser to Corporate Renaissance Group, Inc.

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 4)


Item 1.   Security and Issuer.

      This Amendment No. 4 amends the Schedule 13D filed on 13 April 1993 (the "Schedule 13D Report") by T. Rowe Price Recovery Fund, L.P., a Delaware limited partnership ("Recovery Fund"), T. Rowe Price Recovery Fund Associates, Inc., a Maryland corporation ("Recovery Associates"), M.D. Sass Re/Enterprise Partners, L.P., a Delaware limited partnership ("Re/Enterprise Partners"), M.D. Sass Associates, Inc., a Delaware corporation ("Sass Associates"), M.D. Sass Parallax Partners, L.P., a Delaware limited partnership ("Parallax Partners"), M.D. Sass GPU Inc., a Delaware corporation ("GPU Inc."), and M.D. Sass Associates, Inc. Employees Profit Sharing Plan, a trust ("SAEPS") as the Reporting Persons named therein relating to the Common Stock, par value $.01 per share ("Common Stock") of Seaman Furniture Company, Inc. (the "Issuer"), and Amendment No. 1 to
Schedule 13D filed on March 14, 1994 by Re/Enterprise Partners, Sass Associates, Parallax Partners, GPU, Inc., SAEPS, M.D. Sass Re/Enterprise International, Ltd., a British Virgin Islands Corporation ("Re/Enterprise International"), M.D. Sass Management, Inc., a Delaware corporation ("Sass Management"), and the J.B. Rubin Defined Contribution Plan, a trust (the "Rubin Plan"), Amendment No. 2 to
Schedule 13D filed on January 12, 1996 by Re/Enterprise Partners, Sass Associates, Parallax Partners, GPU, Inc., SAEPS, Re/Enterprise International, Sass Management, M.D. Sass Investors Services, Inc., a Delaware corporation ("Investors"), Corporate Renaissance Group, Inc. ("CREN") and the Rubin Plan, and Amendment No. 3 to Schedule 13D filed on April 17, 1996 by Re/Enterprise Partners, Sass Associates, Parallax Partners, GPU, Inc., SAEPS, Re/Enterprise International, Sass Management, Investors, CREN and the Rubin Plan. Capitalized terms used herein without specific definition have the respective meanings given them in the Schedule 13D Report.

Item 2.   Identity and Background.

      Item 2 of the Schedule 13D Report and Amendment No. 1 and Amendment No. 2 and Amendment No. 3 is amended to read as follows:

     (a) This statement is filed by: M.D. Sass Re/Enterprise Partners, L.P., a Delaware limited partnership ("Re/Enterprise Partners"); M.D. Sass Associates, Inc., a Delaware corporation ("Sass Associates"); M.D. Sass Parallax Partners, L.P., a Delaware limited partnership ("Parallax Partners"); M.D. Sass GPU Inc., a Delaware corporation ("GPU Inc."); M.D. Sass Associates, Inc. Employees Profit Sharing Plan, a trust ("SAEPS"); M.D. Sass Re/Enterprise International, Ltd., a British Virgin Islands Corporation ("Re/Enterprise International"); M.D. Sass Management, Inc., a Delaware corporation ("Sass Management"); the J.B. Rubin Defined Contribution Plan, a trust (the "Rubin Plan"); Corporate Renaissance Group, Inc., a Delaware Corporation ("CREN"); and M.D. Sass Investors Services, Inc., a Delaware Corporation ("Investors"). Re/Enterprise Partners, Sass Associates, Parallax Partners, GPU Inc., SAEPS, Re/Enterprise International, Sass Management, the Rubin Plan, CREN, Investors and Rubin (collectively referred to as the "Reporting Persons") are filing this Amendment No. 4 jointly.

      (b) The principal business address of Re/Enterprise Partners, Sass Associates, Parallax Partners, GPU Inc., SAEPS, Sass Management, CREN, Investors, the Rubin Plan and Rubin is 1185 Avenue of the Americas, New York, New York 10036. The principal business address of Re/Enterprise International is the Citco Building, Wickhams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands.

      (c) (i) Re/Enterprise Partners is a private partnership organized for the purpose of making investments in the securities, bank debt and claims of public and private companies, such investments consisting primarily of the debt securities and liabilities of companies experiencing significant financial difficulty or in bankruptcy. Sass Associates is the managing general partner of Re/Enterprise Partners. Martin D. Sass serves as President of Sass Associates.

           (ii) Parallax Partners is a private partnership organized for the purpose of making investments in the securities, bank debt and claims of public and private companies, such investments consisting primarily of the debt securities and liabilities of companies experiencing significant financial difficulty or in bankruptcy. GPU Inc. is the general partner of Parallax Partners. Martin D. Sass serves as President of GPU Inc.

           (iii) SAEPS is a trust organized to administer the employee profit sharing plan of Sass Associates. SAEPS is administered by a Board of Trustees.

           (iv) Re/Enterprise International is a corporation organized for the purpose of making investments in the securities, bank debt and claims of public and private companies. Sass Management, a registered investment advisor, is the investment manager of Re\Enterprise International.

           (v) The Rubin Plan is a trust organized to administer the defined contribution retirement plan of James B. Rubin. The Rubin Plan is administered by its Trustee, James B. Rubin.

           (vi) CREN, which has elected to be treated as a business development company under the Investment Company Act of 1940, as amended, is organized for the purpose of making investments in the securities, bank debt and claims of public and private companies, such investments consisting primarily of the debt securities and liabilities of companies experiencing significant financial difficulty or in bankruptcy. Investors acts as the investment manager for CREN.

      (d)   None  of the Reporting Persons or the other persons listed  in  this
Item 2 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years, or (ii) a party, during the last five years, to a civil proceeding or a judicial or administrative body of competent jurisdiction which resulted in any of them being subjected to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       (e) Re/Enterprise Partners and Parallax Partners are partnerships organized under the laws of Delaware with principal business offices in New York, New York. Sass Associates, GPU, Inc. and CREN are Delaware corporations with principal offices in New York, New York. SAEPS is a trust with its principal business office in New York, New York. Re/Enterprise International is a corporation organized under the laws of the British Virgin Islands with a principal business office in New York, New York. Sass Management is a Delaware corporation with its principal business office in Tortola, British Virgin Islands. The Rubin Plan is a trust with its principal business office in New York, New York. Each of Martin D. Sass and James B. Rubin is a United States citizen.


Item 3.   Source and Amount of Funds or Other Consideration

      Item 3 of the Schedule 13D Report and Amendment No. 1 and Amendment No. 2 and Amendment No. 3 is hereby supplemented as follows:

     On the following dates, CREN acquired the following amounts of Common Stock in open market transactions:

                                       Number
          Date                       of Shares

          May 7, 1996              8,500
          May 10, 1996             8,000
          June 13, 1996           25,000
          September 4, 1996       19,500
          September 25, 1996       2,277

      CREN  holds  148,824 shares of the Issuer's Common Stock.   The  Reporting
Persons together hold a total of 1,726,361 shares of the Issuer's Common Stock.

      The funds for such acquisitions by CREN were provided by capital contributions of its stockholders.

Item 4.   Purpose of Transaction.

      Item 4 of the Schedule 13D Report and Amendment No. 1 and Amendment No. 2 and Amendment No. 3 is hereby supplemented as follows:

      The purpose of the acquisitions was for investment. Depending on market conditions and other factors, any of the reporting persons, or other persons listed above, may determine to acquire additional shares of Common Stock (either through market purchases or in private transactions) or to dispose of all or a portion of the Common Stock now or hereafter held.

Item 5.   Interest in Securities of the Issuer

      Item 5 of the Schedule 13D Report and Amendment No. 1 and Amendment No. 2 and Amendment No. 3 is hereby amended to read in its entirety as follows:

      (a) Re/Enterprise Partners, Parallax Partners, SAEPS, Re/Enterprise International, the Rubin Plan and CREN held directly and of record 1,360,865 shares, 34,916 shares, 23,075 shares, 157,231 shares, 1,450 shares and 148,824 shares, respectively, of Common Stock, representing approximately 29.99%, 0.77%, 0.51%, 3.47%, 0.03% and 3.28%, respectively, of the Issuer's outstanding Common Stock as of September 25, 1996.

      Such determinations are based on representations of the Issuer in the Issuer's Form 10-K that 4,537,041 shares of Common Stock were issued and outstanding as of September 9, 1996.

     Of the aggregate amount held by Re/Enterprise Partners, Sass Associates, as the general partner of Re/Enterprise Partners, may be deemed to own beneficially the 1,360,865 shares of Common Stock held by Re/Enterprise Partners.

      Of the aggregate amount held by Parallax Partners, GPU Inc., as the sole general partner of Parallax Partners, may be deemed to own beneficially the 34,916 shares of Common Stock held by Parallax Partners.

       Of the aggregate amount held by Re/Enterprise International, Sass Management, as the investment manager of Re/Enterprise International, may be deemed to own beneficially the 157,231 shares of Common Stock held by Re/Enterprise International.

      Of the aggregate amount held by the Rubin Plan, James B. Rubin, as the trustee of the Rubin Plan, may be deemed to own beneficially the 1,450 shares of Common Stock held by the Rubin Plan.

      Of the aggregate amount held by CREN, Investors, as the investment manager of CREN, may be deemed to own beneficially the 148,824 shares of Common Stock held by CREN.

      The Reporting Persons do not beneficially own any other shares of Common Stock.

      (b) (i) Re/Enterprise Partners has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the securities of which it is beneficial owner. Such power is exercised through its general partner, Sass Associates. Accordingly, Sass Associates may be deemed to share in the power to vote or direct the vote and power to dispose or to direct the disposition of all of the shares of Common Stock held Re/Enterprise Partners.

           (ii) Parallax Partners has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the securities of which it is beneficial owner. Such power is exercised through its general partner, GPU Inc. Accordingly, GPU Inc. may be deemed to share in the power to vote or direct the vote and power to dispose or to direct the disposition of all of the shares of Common Stock held Parallax Partners.

          (iii) SAEPS has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the securities of which it is beneficial owner. Such power is exercised through its Board of Trustees.

           (iv) Re/Enterprise International has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the securities of which it is beneficial owner. Such power is exercised through its investment manager, Sass Management. Accordingly, Sass Management may be deemed to share in the power to vote or direct the vote and power to dispose or to direct the disposition of all of the shares of Common Stock held by Re/Enterprise International.

           (v) The Rubin Plan has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the securities of which it is beneficial owner. Such power is exercised through its trustee, James B. Rubin. Accordingly, James B. Rubin may be deemed to share in the power to vote or direct the vote and power to dispose or direct the disposition of all of the shares of Common Stock held by the Rubin Plan.

          (vi) CREN has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of the securities of which it is beneficial owner. Such power is exercised through its investment manager, Investors. Accordingly, Investors may be deemed to share in the power to vote and power to dispose or direct the disposition of all of the shares of Common Stock held by CREN.

           (vii) Pursuant to Section 240.13d-4, Mr. Rubin, Sass Associates, GPU, Inc., Sass Management and Investors, on behalf of themselves and their affiliates, disclaim beneficial ownership of the Common Stock held or managed for the accounts of others, and the filing of this Schedule 13D by, or the naming of such persons, shall not be construed as an admission that any such person or entity is, for the purposes of Sections 13 or 16 of the Securities Exchange Act of 1934, the beneficial owner of any such securities of the Issuer.

     (c) Except as described above in Item 3, none of the Reporting Persons has effected any transactions in Common Stock during the past sixty days.

Item 6.   Contracts, Arrangements, Understandings or
     Relationships with Respect to Securities of the Issuer

      Item 6 of the Schedule 13D Report and Amendment No. 1 and Amendment No. 2 and Amendment No. 3 is not amended.

Item 7.   Materials to be Filed as Exhibits

     Exhibit A -    Joint Filing Agreement pursuant to Rule 13d-1(f)(1)(iii)

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. Dated October 3, 1996.

M.D. SASS RE/ENTERPRISE INTERNATIONAL, LTD.
By:  M.D. Sass Management, Inc.

By:    /s/ Martin E. Winter
     ---------------------------------------
     Martin E. Winter
     Senior Vice President


M.D. SASS RE/ENTERPRISE PARTNERS, L.P.
By:  M.D. Sass Associates, Inc.,
   its General Partner

By:    /s/ Martin E. Winter
     ---------------------------------------
     Martin E. Winter
     Senior Vice President


M.D. SASS PARALLAX PARTNERS, L.P.
By:  M.D. Sass GPU Inc., its General Partner

By:    /s/ Martin E. Winter
     ---------------------------------------
     Martin E. Winter, Treasurer


M.D. SASS ASSOCIATES, INC.
EMPLOYEES PROFIT SHARING PLAN

By:    /s/ Martin E. Winter
     ---------------------------------------
     Martin E. Winter
     Trustee


M.D. SASS MANAGEMENT, INC.

By:    /s/ Martin E. Winter
     ---------------------------------------
     Martin E. Winter
     Senior Vice President


M.D. SASS ASSOCIATES, INC.

By:    /s/ Martin E. Winter
     ---------------------------------------
     Martin E. Winter
     Senior Vice President


M.D. SASS GPU INC.

By:    /s/ Martin E. Winter
     ---------------------------------------
     Martin E. Winter, Treasurer


M.D. SASS INVESTORS SERVICES, INC.

By:    /s/ Martin E. Winter
     ---------------------------------------
     Martin E. Winter
     Senior Vice President


CORPORATE RENAISSANCE GROUP INC.

By:    /s/ Martin E. Winter
     ---------------------------------------
     Martin E. Winter
     Treasurer


J. B. RUBIN DEFINED CONTRIBUTION PLAN

By:    /s/ James B. Rubin
     ---------------------------------------
     James B. Rubin
     Trustee